Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange
Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

04046523

SEC MAIL PROCESSING
RECEIVED
NOV 15 2004
WASH, D.C. 213 SECTION

SUPPL

date
04 November 2004
our reference

your reference

dealt with by

page
1 of 1

subject
Exemptionfile 82-4953

Dear Sir, Madam,

Attached please find the latest publication of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

PROCESSED
DEC 08 2004
THOMSON
FINANCIAL

FOR IMMEDIATE RELEASE

Contact: Anneke Groen (Investor Relations)
Heineken
+31-20-523-9469
E-mail: investors@heineken.com
- or -
Véronique Schyns (Press Information)
Heineken
+31-20-523-9606
E-mail: press@heineken.com
- or -
Jeff Zelkowitz (Investor Relations)
Taylor Rafferty
+1-212-889-4350

HEINEKEN ANNOUNCES IMPAIRMENT CHARGE ON ITS BRAZILIAN INVESTMENT

AMSTERDAM, The Netherlands - November 3, 2004 -- Heineken N.V., the leading international brewer, announced today that, following its press release dated September 8, 2004, it has decided to take an impairment charge of € 190 million on its 20%-minority stake in the Brazilian Brewery Company Cervejarias Kaiser, reducing the carrying value of its investment to zero.

As minority shareholder, Heineken has no effective influence over the management and over the policies of Kaiser in Brazil. Further, given the development of the real versus the euro, and the current financial performance of Kaiser, Heineken believes that the value of its minority stake is severely impaired. It has been decided to provide for an impairment charge equal to 100% of the amount of the investment. Although the business as a whole has a value, Heineken is unable to determine the realizable value of its 20%-stake with any accuracy or reliability.

The impairment will be reported in the profit and loss account as a non-cash, exceptional item in the fourth quarter of 2004, and has no impact on Heineken's organic rate of profit growth.

In order to preserve its current position in the important Brazilian beer market, Heineken is considering participating in the capital increase of C$ 45 million announced by Molson on October 28, 2004.

Heineken has the widest global presence of all the international brewing groups, operating in over 170 countries. In 2003 Heineken brewed a total of 109 million hectolitres of beer at over 115 breweries in more than 65 countries. Net turnover amounted to EUR 9.2 billion and net profit to EUR 798 million. Heineken employs over 60,000 people. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with Heineken as the leading international premium brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost reduction.

Heineken N.V. and Heineken Holding N.V. shares are traded on Euronext Amsterdam. Prices for the ordinary shares of Heineken N.V. may be accessed on Bloomberg under the symbol HEIA.NA and on Reuters Equities 2000 Service under the symbol HEIA.AS and for the Heineken Holding N.V. shares under HEHN.AN and HEHN.SA respectively.

Additional information regarding Heineken is available on: www.heinekeninternational.com.

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